PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Federal Timeline Paused

Vancouver BC,  October 30, 2012:  The Company has been advised by the Canadian Environmental Assessment Agency (“CEAA”) that due to the refusal of the BC Environmental Assessment Certificate, CEAA is requesting additional information regarding whether and how the Company intends to redesign the Morrison Copper/Gold Project to address the concerns identified.

The position of the Federal Agencies as stated in the Recommendations of the Executive Director report prepared by the BCEAO is as follows:

“The CEA Agency considers that the issues examined by its agencies have been addressed through project design, mitigation measures and other commitments agreed to by the Proponent.  The CEA Agency has produced a draft Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects.”

The Recommendations of the Executive Director Report is available at the following link.  Please copy and paste this link in your internet browser

http://a100.gov.bc.ca/appsdata/epic/documents/p224/1351267631848_1e0424a4c33fe2a89a5cba0094045a393d68bb95d95cbc2051966e2005ca93a1.pdf

The Company wishes to emphasize that it is committed to bringing the proposed Morrison Copper/Gold Project to commercial production.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml